INITIAL SHARE PURCHASE AGREEMENT

This Agreement is made as of the 15th day of April, 2020 between Amundi Pioneer Asset Management, Inc. (“APAM”), a Delaware corporation, and Pioneer Multi-Asset Income Trust, a Delaware statutory trust (the “Trust”).

WHEREAS, the Trust wishes to sell to APAM, and APAM wishes to purchase from the Trust, $100,000 of common shares of beneficial interest of the Trust (5,000 shares at a purchase price of $20.00 per share (collectively, the “Shares”)); and

WHEREAS, APAM is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940, as amended;

NOW, THEREFORE, the parties hereto agree as follows:

1. Simultaneously with the execution of this Agreement, APAM is delivering to the Trust a check in the amount of $100,000 in full payment for the Shares.

2. APAM agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

AMUNDI PIONEER ASSET MANAGEMENT, INC.

/s/ Gregg M. Dooling
Name:	Gregg M. Dooling
Title:	Chief Financial Officer

PIONEER MULTI-ASSET INCOME TRUST

/s/ Mark E. Bradley
Name:	Mark E. Bradley
Title:	Treasurer